UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2017

Commission File Number 001-33922

DRYSHIPS INC.

109 Kifissias Avenue and Sina Street
151 24, Marousi
Athens, Greece

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [X]          Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 3, 2017, DryShips Inc. (the "Company") entered into a Common Stock Purchase Agreement (the "Purchase Agreement") with Kalani Investments Limited ("Kalani"), pursuant to which the Company may sell up to $226.4 million of shares (the "Offered Shares") of its common stock, par value $0.01 to Kalani over a period of 24 months, subject to certain limitations. In consideration for entering into the Purchase Agreement, the Company has also agreed to issue up to $1.5 million of shares of its common stock, par value $0.01 to Kalani as a commitment fee (the "Commitment Shares," and together with the Offered Shares, the "Shares").
The Shares will be offered and sold pursuant to a shelf registration statement on Form F-3 (File No. 333-202821) that was filed with the U.S. Securities and Exchange Commission ("SEC") and became effective on May 7, 2015 and the prospectus supplement relating to the Shares filed with the SEC on April 3, 2017.
Attached to this report on Form 6-K as Exhibit 1.1 is the Purchase Agreement.
Attached to this report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP relating to the Shares.
On April 3, 2017, the Company also announced that it entered into agreements to acquire six vessels for a total gross price of $268 million. These vessels are comprised of one Aframax tanker built in 2012, three Kamsarmax drybulk vessels, one currently under construction and two built in 2014, and two very large gas carriers ("VLGCs") currently under construction, which VLGC acquisitions are pursuant to the previously announced option agreement with companies controlled by Mr. George Economou, the Company's Chairman and Chief Executive Officer. The Aframax and the two second-hand Kamsarmaxes are expected to be delivered in the second quarter of 2017, the newbuilding re-sale Kamsarmax in the third quarter of 2017 and the two VLGCs before the end of 2017. The purchase of the two second-hand Kamsarmaxes is conditional on the Company's physical inspection and acceptance of the vessels. All the vessels are expected to be employed in the spot market except for the two VLGCs, which will be employed under ten year charters with a major oil trader. All of the vessels are being acquired from unaffiliated third parties with the exception of the two VLGCs, which will be acquired from entities that are affiliated with the Company's Chairman and Chief Executive Office, Mr. George Economou. The acquisition of the VLGCs was approved by the independent directors of the Company's board of directors based on third party broker valuations. The Company expects these acquisitions to be financed by cash on hand, the available liquidity under its senior secured credit facility with Sifnos Shareholders Inc., an entity affiliated with Mr. Economou, and new bank debt. On April 3, 2017, the Company paid $2.6 million in advance with respect to one of its Kamsarmax drybulk vessels based on the terms of the respective memorandum of agreement.
The information contained in this report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-202821) that was filed with the SEC and became effective on May 7, 2015.

Forward-Looking Statements:

Matters discussed in this report may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.

Forward-looking statements reflect the Company's current views with respect to future events, including the offering of common stock and financial performance and may include statements concerning plans, objectives, goals, strategies and other statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include the price and trading volume for the Company's common stock, the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure financing for acquisitions or capital expenditures or refinancing for existing indebtedness on acceptable terms or at all, defaults or contract terminations by one or more charterers of the Company's vessels, changes in demand for drybulk, oil or liquefied petroleum gas commodities, oil, liquefied petroleum gas or offshore support services, changes in charter rates that may affect the willingness of time charterers to complete their charters or cause time charterers to seek to renegotiate charters, scheduled and unscheduled drydocking, changes in the Company's voyage and operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations, changes in the Company's relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by the Company with the SEC, including the Company's most recently filed Annual Report on Form 20-F. Unless legally required, the Company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRYSHIPS INC.
(Registrant)
Dated: April 3, 2017	By:	/s/ George Economou
George Economou Chief Execute Officer